Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(millions of dollars)
Earnings, as defined:
Net Income	$5,320	$3,005	$2,762	$2,469	$1,677
Income taxes	(653)	1,383	1,228	1,176	777
Fixed charges included in the determination of net income, as below	1,658	1,184	1,287	1,331	1,195
Amortization of capitalized interest	38	38	40	39	34
Distributed income of equity method investees	160	102	80	33	33
Less equity in earnings of equity method investees	141	148	107	93	25
Total earnings, as defined	$6,382	$5,564	$5,290	$4,955	$3,691

Fixed charges, as defined:
Interest expense	$1,558	$1,093	$1,211	$1,261	$1,121
Rental interest factor	75	66	55	55	47
Allowance for borrowed funds used during construction	25	25	21	15	27
Fixed charges included in the determination of net income	1,658	1,184	1,287	1,331	1,195
Capitalized interest	89	110	100	113	140
Total fixed charges, as defined	$1,747	$1,294	$1,387	$1,444	$1,335

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	3.65	4.30	3.81	3.43	2.76
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.